                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A
                                AMENDMENT NO. 2

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           LIN TELEVISION CORPORATION
           ------------------------------------------------------------
                                 (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE PER SHARE
           ------------------------------------------------------------
                            (Title of Class of Securities)

                                     532776 10 1
           ------------------------------------------------------------
                                   (CUSIP Number)


                                  Marilyn J. Wasser
                                      AT&T Corp.
                                 131 Morristown Road
                          Basking Ridge, New Jersey  07920
                                  (908) 953-4408
         ------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                December 9, 1996
           ------------------------------------------------------------
              (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement. [_]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 532776 10 1
  1  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AT&T CORP.                                       IRS I.D. 13-4924710

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                               (b) [x]
  3  SEC USE ONLY


  4  SOURCE OF FUNDS

      00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(a) OR 2(e)   [_]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of New York

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          7  SOLE VOTING POWER

             13,494,750

          8  SHARED VOTING POWER

             0

          9  SOLE DISPOSITIVE POWER

             13,494,750

         10 SHARED DISPOSITIVE POWER

             0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,494,750

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [_]


  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45.4%

  14 TYPE OF REPORTING PERSON*

       CO

CUSIP NO. 532776 10 1
  1  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AT&T Wireless Services, Inc.                     IRS I.D. 91-1379052

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                (b) [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

      00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO
      ITEMS 2(a) OR 2(e)   [_]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of Delaware


  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          7  SOLE VOTING POWER

              13,494,750

          8  SHARED VOTING POWER

              0

          9  SOLE DISPOSITIVE POWER

              13,494,750

         10 SHARED DISPOSITIVE POWER

               0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,494,750

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [_]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45.4%

  14 TYPE OF REPORTING PERSON*

         CO

CUSIP NO. 532776 10 1
  1  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MMM Holdings, Inc.                           IRS I.D. 91-1446947

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                (b) [x]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS

      00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(a) OR 2(e)   [_]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          7  SOLE VOTING POWER

              13,494,750

          8  SHARED VOTING POWER

              0

          9  SOLE DISPOSITIVE POWER

              13,494,750

          10 SHARED DISPOSITIVE POWER

              0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,494,750

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [_]


  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45.4%

  14 TYPE OF REPORTING PERSON*

       CO

       This Schedule 13D is amended as follows:

  ITEM 1.  SECURITY AND ISSUER.

       This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of LIN Television Corporation, a Delaware corporation (the "Issuer"). The principal executive offices are located at 4 Richmond Square, Floor 2, Providence, Rhode Island 02906.

  ITEM 2.  IDENTITY AND BACKGROUND.

       (a), (b) and (c)   This Amendment No. 2 to Schedule 13D is being filed
 by AT&T Corp., a New York corporation ("AT&T"), AT&T Wireless Services, Inc., a Delaware corporation ("AT&T Wireless") and MMM Holdings, Inc., a Delaware corporation ("MMM") (all being collectively referred to herein as the "Reporting Persons"). The Common Stock is held of record in the name of MMM, which is a wholly owned subsidiary of AT&T Wireless, which is a wholly owned subsidiary of AT&T. In addition, AT&T is the controlling person of AT&T Wireless and MMM, and AT&T Wireless is the controlling person of MMM. AT&T does not have a controlling person.

       AT&T is principally engaged in communications and financial services. The address of its principal business and principal office is 32 Avenue of the Americas, New York, New York 10013-2412.

       AT&T Wireless is principally engaged in the business of providing cellular communication services. The address of its principal business and principal office is 5000 Carillon Point, Kirkland, Washington 98033.

       MMM conducts no business. It is a corporation formed to hold securities of LIN. The address of its principal business and principal office is 5000 Carillon Point, Kirkland, Washington 98033.

       Schedules I, II and III attached hereto and incorporated herein by this reference list each executive officer and director of AT&T, AT&T Wireless and MMM, respectively, and the business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

       (d) During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedule I, II or III has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedule I, II or III was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) AT&T is incorporated in New York and AT&T Wireless and MMM are each incorporated in Delaware. Schedules I, II and III provide information regarding the citizenship for the executive officers and directors of AT&T, AT&T Wireless and MMM.

  ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       No funds or other consideration of any kind was given by any of the Reporting Persons or any of the persons named in Schedule I, II or III in connection with the event that required the filing of this Amendment No. 2 to Schedule 13D.

  ITEM 4.  PURPOSE OF TRANSACTION.

       The event that required the filing of this Amendment No. 2 to Schedule 13D is to update certain information provided in Amendment No. 1 to Schedule 13D on the cover page and in Items 2, 4 and 5 thereof.


       Due to the issuances of common stock by the Issuer resulting from the exercise of outstanding options subsequent to the filing of Amendment No. 1 to Schedule 13D, the percentage of the class of common stock owned by the Reporting Persons has declined from 46.2% to 45.4%. During this period of time, the change in percentage of the class of common stock owned by the Reporting Persons has not resulted from the acquisition or disposition of any common stock by such Reporting Persons. However, on December 9, 1996, the Reporting Persons informed the Issuer's Board of Directors that the Reporting Persons have decided to review their investment in the Issuer and evaluate alternatives which could result in the disposition, either through private or public sales, of some or all of common stock held by the Reporting Persons.

  ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

       (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 13,494,750 shares, representing 45.4% of the Common Stock outstanding.

       (b) MMM has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, he shares of Common Stock owned by it of record and beneficially. The remaining Reporting Persons have indirect sole voting and dispositive power with respect to the Common Stock. Except as otherwise indicated, the persons named in Schedules II and III as beneficial owners of the Common Stock, to the Reporting Persons' best knowledge, have sole voting and dispositive power with respect to such shares.

      (c) None of the Reporting Persons and, to the Reporting Persons' best knowledge, none of the persons named on Schedule I, II or III have purchased or effected any transactions in shares of Common Stock during the past 60 days.

       (d) The Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES.

       No change.

  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       None.

                                     SIGNATURE

       The undersigned hereby agree that this Amendment No. 2 to Schedule 13D is filed on behalf of each of them and, after reasonable inquiry and to best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

       Dated:  December 9 ,1996

                       AT&T CORP.


                                By          /s/  Marilyn J. Wasser
                                    ----------------------------------------
                                    Name:   Marilyn J. Wasser
                                    Title:  Vice President-Law and Secretary


                        AT&T WIRELESS SERVICES, INC.


                                 By          /s/  Rolla P. Huff
                                    ----------------------------------------
                                    Name:   Rolla P. Huff
                                    Title: Senior Vice President, Chief
                                           Financial Officer and Treasurer


                         MMM HOLDINGS, INC.


                                  By          /s/  Rolla P. Huff
                                    ----------------------------------------
                                    Name:   Rolla P. Huff
                                    Title:  Senior Vice President and
                                            Treasurer

                               SCHEDULE I

               EXECUTIVE OFFICERS AND DIRECTORS OF AT&T

      Unless otherwise stated, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with AT&T, the principal business of his or her employer is described under Item 2 above.

                                             Principal Occupation or
                                             Employment; Business
  Name              Position                 Address if Employer is AT&T
  -------------------------------------------------------------------------

  Robert E. Allen                        Chairman of the Board and AT&T
                                         Chief Executive Officer
                                         32   Avenue of the Americas
                                         New York, NY  10013-2412

  Harold W. Burlingame                   Executive Vice President -
                                         AT&T
                                         Human Resources,
                                         295 North Maple Avenue
                                         Basking Ridge, NJ  07920

  Kenneth T. Derr                        Chairman and CEO
                                         Chevron Corporation
                                         San Francisco, CA  94105

  M. Kathryn Eickhoff                    President
                                         Eickhoff Economics Inc. (Economic
                                         Consultants)
                                         510 LaGuardia Place, Suite 400
                                         New York, NY  10012

  Walter Y. Elisha                       Chairman and CEO
                                         Springs Industries, Inc. (Textiles
                                         Manufacturing)
                                         205 North White Street, P. O. Box 70
                                         Fort Mill, SC  29715

  Belton K. Johnson                      Former Owner of Chaparrosa Ranch
                                         100 West Houston Street
                                         Suite 1100
                                         San Antonio, TX  78205

  Ralph S. Larsen                        Chairman and CEO
                                         Johnson and Johnson
                                         1 Johnson and Johnson Plaza
                                         New Brunswick, NJ  08933

  Marilyn Laurie                         Executive Vice President -
                                         AT&T
                                         Public Relations and Employee
                                         Information
                                         295 North Maple Ave.
                                         Basking Ridge, NJ  07920

  Gail G. McGovern                       Executive Vice President
                                         AT&T
                                         295 North Maple Avenue
                                         Basking Ridge, NJ  07920

  Donald F. McHenry                      President
                                         IRC Group, Inc. (Consultants)
                                         Georgetown University
                                         School of Foreign Service
                                         ICC 301
                                         Washington, DC  20057

  Richard W. Miller                      Senior Executive Vice President
                                         AT&T
                                         and Chief Financial Officer
                                         295 North Maple Avenue
                                         Basking Ridge, NJ  07920

  Joseph P. Nacchio                      Executive Vice President
                                         AT&T
                                         295 North Maple Avenue
                                         Basking Ridge, NJ  07920

  Lars Nyberg                            Chairman and CEO
                                         NCR Corporation
                                         1700 South Patterson Boulevard
                                         Dayton, OH  45479

  John C. Petrillo                       Executive Vice President
                                         AT&T
                                         295 North Maple Avenue
                                         Basking Ridge, NJ  07920

  Ronald J. Ponder                       Executive Vice President
                                         AT&T
                                         295 North Maple Avenue
                                         Basking Ridge, NJ  07920

  Michael I. Sovern                      President Emeritus & Chancellor
                                         Columbia University
                                         Kent Professor of Law
                                         435 W. 116th Street, Box B20
                                         New York, NY  10027

  John R. Walter                         President and Chief Operating
                                         Officer
                                         AT&T
                                         295 North Maple Avenue
                                         Basking Ridge, NJ  07920

  Marilyn J. Wasser                      Vice President and Secretary  AT&T
                                         131 Morristown Road
                                         Basking Ridge, NJ  07920

  Joseph D. Williams                     Chairman of the Executive
                                         Committee
                                         Warner-Lambert Co. (Pharmaceuticals,
                                         Health Care and Comsumer Products)
                                         182 Tabor Road
                                         Morris Plains, NJ  07950

  Thomas H. Wyman                        Chairman
                                         S. G. Warburg & Co. Inc.
                                         The Equitable Center
                                         787 7th Avenue
                                         New York, NY  10019

  John D. Zeglis                         Senior Executive Vice President
                                         Policy  Development and
                                         Operations Support
                                         AT&T
                                         295 North Maple Ave.
                                         Basking Ridge, NJ 07920

                            SCHEDULE II

          EXECUTIVE OFFICERS AND DIRECTORS OF AT&T WIRELESS

  Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with AT&T Wireless, the principal business of his employer is described under Item 2 above.
                                                     Principal Occupation or
                                                     Employment; Business
                                                     Address if Employer is
  Name                     Position                  AT&T Wireless
  ---------------------------------------------------------------------------

  Harold W. Burlingame     Chairman of the Board     Senior Vice President-AT&T
                                                     295 North Maple Avenue
                                                     Basking Ridge, NJ  07920

  Wayne M. Perry           Vice Chairman of the      AT&T Wireless
                           Board and Secretary       5000 Carillon Point
                                                     Kirkland, WA  98033

  Richard W. Miller        Director                  Executive Vice President
                                                     and Chief Financial
                                                     Officer, AT&T
                                                     295 North Maple Avenue
                                                     Basking Ridge, NJ  07920

  Rolla P. Huff            Senior Vice President,    AT&T Wireless
                           Treasurer and Chief       5400 Carillon Point
                           Financial Officer         Kirkland, WA 98033

  Steven W. Hooper         President, CEO and        AT&T Wireless
                           Director                  5000 Carillon Point
                                                     Kirkland, WA  98033

  Andrew A. Quartner       Sr. Vice President, Asst  AT&T Wireless
                           Secretary, Director       5000 Carillon Point
                                                     Kirkland, WA  98033

  Nicolas  Kauser          Executive Vice President, AT&T Wireless
                           Chief Technology Officer  5000 Carillon Point
                                                     Kirkland, WA  98033

  Mark R. Hamilton         Executive Vice President, AT&T Wireless
                           International Affairs     5000 Carillon Point
                                                     Kirkland, WA  98033

  Maggie Wilderotter       Executive Vice President, AT&T Wireless
                           National Operations       5000 Carillon Point
                                                     Kirkland, WA  98033

  Gregory P. Landis         Senior Vice President,   AT&T Wireless
                            General Counsel          5000 Carillon Point
                                                     Kirkland, WA  98033

                                SCHEDULE III

                      EXECUTIVE OFFICERS AND DIRECTORS OF MMM

      Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with MMM, the principal business of his employer is described under Item 2 above.

                                                  Principal Occupation or
                                                  Employment; Business
                                                  Address if Employer is
     Name              Position                   MMM
  --------------------------------------------------------------------------

   Mark R. Hamilton    Executive Vice President - AT&T Wireless
                       International Affairs      5400 Carillon Point
                                                  Kirkland, WA  98033

  Steve W. Hooper      Director and President     AT&T Wireless
                                                  5400 Carillon Point
                                                  Kirkland, WA  98033

  Brad Horwitz         Vice President             AT&T Wireless
                                                  5400 Carillon Point
                                                  Kirkland, WA  98033

  Rolla P. Huff        Senior Vice President      AT&T Wireless
                       -Treasurer                 5400 Carillon Point
                                                  Kirkland, WA  98033

  Andrew A. Quartner   Director, Senior Vice
                       President and              AT&T Wireless
                       Assistant Secretary        5400 Carillon Point
                                                  Kirkland, WA  98033

  Wayne M. Perry       Director and Secretary     AT&T Wireless
                                                  5400 Carillon Point
                                                  Kirkland, WA  98033

  John D. Thompson     Senior Vice President      AT&T Wireless
                                                  5400 Carillon Point
                                                  Kirkland, WA  98033